CUSIP No. 911268209	13D	Page 14 of 15 Pages

Exhibit 99.1

November 16, 2015

United Online, Inc.

21255 Burbank Boulevard, Suite 400

Woodland Hills, California 91367

Attn: Board of Directors

To the Board of Directors:

Per my conversation with Chairman Howard G. Phanstiel, B. Riley Capital Management, LLC and certain of its affiliates (collectively, “B. Riley Financial”) currently beneficially owns approximately 7.9% of the outstanding shares of United Online, Inc. (“United Online” or the “Company”), and proposes to enter into a negotiated transaction with the Company’s Board of Directors (the “Board”) to acquire all of the Company’s outstanding shares for $12.50 per share. This represents approximately a 21% premium over the current price of United Online shares. We would require limited due diligence given our deep knowledge of the Company and would provide for a go-shop clause.

We believe our offer provides shareholders with immediate liquidity at a time of tremendous uncertainty. The announcement of the resignation of the Company’s CEO as well as the hiring of an investment bank to review the Company’s acquisitions have resulted in an approximate 10% decline in its share price and a Schedule 13D filing by a shareholder group announcing an intention to nominate directors for election at the next annual meeting. We believe that many shareholders share our concern that using the cash on the Company’s balance sheet to make an acquisition first in telecom and now in e-commerce is too risky, especially given that prior acquisitions made by the Company under the leadership of the incumbent Board have proven detrimental to shareholder value.

Although we would have preferred to keep our offer private, securities laws have forced us to go public with our proposal. As such, we believe that this is an appropriate forum to not only share our proposal, but also some of our concerns regarding the Company that shareholders should be aware of.

As you may be aware, earlier last month we shared with the Company’s management team an analysis of the compensation that has been paid to the management team, the Board and the Company’s auditors. We expressed our dismay that over the last 10 years, despite United Online shares declining over 10% inclusive of dividends, the members of the Company’s executive team have received over $160 million in compensation and the Company’s auditors have been paid in excess of $25 million. Further, over the last 9 years, the members of the Board who have served during such time have each received between $1.5 million and $2.1 million in total compensation, all while shareholders have sustained losses. Compounding matters is that the Board’s minimal ownership of the Company comes in the form of stock option awards and restricted stock unit grants, despite over 70 years of cumulative service on the Board.

We firmly believe shareholders cannot afford to remain in an environment where unallocated management expenses, board fees and audit expenses equate to more than 25% of the Company’s current enterprise value. Our proposal offers shareholders both immediate liquidity and an opportunity to maximize the value of their investment in the Company.

As I informed Chairman Phanstiel, we have serious concerns with the potential ramifications of a long drawn-out process and will not participate in a full auction process. We believe our proposal, highlighted by a go-shop provision, will provide shareholders with the certainty of closing while also allowing the Company to engage an investment bank to look for others who are willing to pay a higher price for the Company. Our reason for not participating in a full auction process is a simple one – we own over $10 million of United Online shares that we purchased in the open market and believe that under the current infrastructure, this investment will continue to deteriorate. We do not believe that the Company, its shareholders, or its valuable employees can afford to face the uncertainty associated with an extended sales process.

We are prepared to immediately enter into negotiations with the Board on the terms and conditions of a definitive merger. We intend to fund the purchase price with an equity contribution and the balance from financing commitments. We have spoken with financing sources for the debt commitment and are highly confident that we will obtain binding commitments for all such financing no later than the signing of a definitive merger agreement. Accordingly, the merger agreement would not be subject to a financing contingency.

Given our ability to consummate the transaction without a financing contingency, we expect that the Board will meet with us promptly and seriously consider our proposal. We intend to evaluate all our options and take appropriate action with respect to United Online should we fail to hear a favorable response from the Board to our proposal.

Sincerely,

/s/ Bryant R. Riley

Bryant R. Riley